Exhibit 99.6

Valuation Report of DeepGreenX Tokenization Pipeline

Presented For DeepGreenX Group Inc. (“Client Company”)

August 1, 2025

Presented by: Frost & Sullivan

2504, Wheelock Square, 1717 Nanjing West Road, Jing’an District, Shanghai

FROST & SULLIVAN

------- CATALOGUE -------

ASSUMPTION AND LIMITING CONDITIONS		2

GLOSSARY		3

CHAPTER 1. INDUSTRY ANALYSIS		4

1.1	Overview of Global Sustainable Development and Digital Transformation	4

1.2	Global Tokenization Market for Real-World Assets	8

CHAPTER 2. INTRODUCTION OF DEEPGREENX		19

2.1	Company Overview	19

2.2	Company’s Advantages and Development Potential	24

2.3	Valuation of Company’s Risks	26

CHAPTER 3. VALUATION OF DEEPGREENX TOKENIZATION PIPELINE		27

3.1	Revenue Forecast	27

3.2	Valuation through Discounted Cash Flow Analysis	27

3.3	Valuation through Comparable Company Analysis	30

3.4	Valuation Result	35

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FROST & SULLIVAN

Dear Client:

At your request, Frost & Sullivan (“F&S) is pleased to furnish you with the attached valuation model for the tokenization pipeline of DeepGreenX, which is based on Frost & Sullivan’s continuous industry research & knowledge of global tokenization market, and input information received from the organization that has not been confirmed by a formal verification process yet.

The valuation result in this report is the fair market value given by Frost & Sullivan, as an objective third party, derived such results based on global tokenization market development and other necessary factors and intelligence. Furthermore, this resulting estimate of market value is for reference purposes only and does not involve any transaction decision.

From our current analysis and benchmark research across the global market, without prejudice, we valued the tokenization pipeline and hereby confirmed a fair valuation ranging from $13.70 billion to $28.20 billion. The market value of the tokenization pipeline of DeepGreenX is assessed as of the valuation reference date of Dec 31, 2024. The detailed valuation range and model applied are explained in detail in this valuation report for your reference.

This conclusion is subject to the Statement of Assumptions and Limiting Conditions presented later in this report. The valuation results may be subject to alteration if the assumptions and limiting conditions change.

Yours faithfully,

Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.

(Signature)

August 1, 2025

FROST & SULLIVAN

ASSUMPTION AND LIMITING CONDITIONS

This valuation is subject to the following assumptions and limiting conditions:

1.	Information, estimates, and opinions contained in this report are obtained from sources considered to be reliable.

2.	Possession of this report, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone but the client without the previous written consent of the client or us and, in any event, only with proper attribution.

3.	We are not required to give testimony in court or be in attendance during any hearings or depositions, concerning the company being valued, unless previous arrangements have been made.

4.	The various estimates of value presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation is valid only for the purpose or purposes specified herein.

5.	This valuation assumes that the Property will continue to operate as a going concern and that the character of the property will remain intact. By its very nature, valuation work cannot be regarded as an exact science and the conclusions arrived at in many cases will be subjective and dependent on the exercise of individual judgement.

6.	The valuation contemplates facts and conditions existing as of the valuation date. Events and conditions occurring after that date have not been considered, and we have no obligation to update our report for such events and conditions.

7.	We have assumed that there is full compliance with all applicable state and local regulations and laws unless otherwise specified in this report.

8.	This report was prepared under the direction of Frost & Sullivan Professional team. Neither the professionals who worked on this engagement nor Frost & Sullivan have any present or contemplated future interest in the property, any personal interest with respect to the parties involved, or any other interest that might prevent us from performing an unbiased valuation. Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

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GLOSSARY

1.	RWA: Real-World Assets (RWAs) refer to tangible assets that exist outside the digital realm.

2.	Tokenization is the process of linking the value of an underlying asset (referred to as a Reference Asset) to the value of a cryptographic token. Fundamentally, tokenization enables token holders to exercise legal rights over the underlying asset.

3.	Tokenization Asset Consortium (TAC): TAC is a leading blockchain industry group. They are focused on bringing the next trillion dollars onchain through real-world asset tokenization.

4.	Off-Chain Real-World Asset Tokenization: Off-chain real-world asset tokenization refers to the process of creating digital tokens on a blockchain that represent ownership or value of physical, tangible assets, such as real estate, commodities, or infrastructure projects, which exist outside the blockchain ecosystem. These tokens act as digital certificates of ownership or investment, enabling assets to be traded, divided, and tracked seamlessly through blockchain technology while the actual assets remain off chain.

5.	Native Blockchain Asset: A native blockchain asset is a digital asset that exists entirely on the blockchain and is intrinsically tied to its underlying blockchain protocol. These assets are created, stored, and managed on the blockchain without reliance on external or off-chain systems. Examples include cryptocurrencies like Bitcoin and Ethereum, which serve as the primary unit of value and utility within their respective blockchain ecosystems.

1. Valuation Purpose

Regarding the relevant documents and work schedule provided by the company with crosscheck of Frost & Sullivan, an assessment is conducted on the market value of the tokenization pipeline of DeepGreenX. This assessment report intends to provide value reference opinions for the above business and does not involve any transaction advice.

2. Valuation Subject and Scope

The market value of the tokenization pipeline ofDeepGreenX is assessed as of the valuation reference date of Dec 31, 2024.

FROST & SULLIVAN

CHAPTER 1. INDUSTRY ANALYSIS

1.1	Overview of Global Sustainable Development and Digital Transformation

Currently, sustainable and green development has become the central theme of global growth. This is primarily due to the challenges posed by global climate change and environmental crises, which require countries around the world to actively respond to the broader context of sustainable development in order to ensure long-term feasibility of their growth. Additionally, amid the challenges facing traditional economic growth drivers, digital and intelligent transformation has emerged as the new engine for future economic expansion.

1.1.1	Global Sustainable Development

Climate change has become one of the most significant challenges the world faces today. Greenhouse gas emissions have led to rising global temperatures, frequent extreme weather events, and rising sea levels, all of which threaten ecosystems, human health, and the sustainability of the global economy. The international community, through frameworks such as the Paris Climate Agreement, has reached a consensus to limit global temperature rise to below l .5°C and to accelerate the achievement of carbon neutrality goals.

In response to this challenge, the United Nations launched the 2030 Agenda for Sustainable Development in 2015, which includes 17 Sustainable Development Goals (SDGs) covering areas such as poverty eradication, education, gender equality, clean water, renewable energy, and climate action. Countries are encouraged to integrate these goals into national development plans and policies, promoting balanced progress in economic, social, and environmental spheres.

On the macroeconomic level, economies are transitioning towards a greener model, aiming for low-carbon, resource-efficient, and environmentally friendly growth. With ongoing advancements in technology, green technologies such as renewable energy and Carbon Capture, Utilization, and Storage (CCUS) are becoming key drivers of sustainable development. Emerging technologies, including digital transformation, artificial intelligence (Al), and the Internet of Things (IoT), offer new possibilities for enhancing energy efficiency and environmental protection.

On the microeconomic level, corporate sustainability has also become a major focus. Consumers, investors, and regulators are placing increasing emphasis on Corporate Social Responsibility (CSR) and Environmental, Social, and Governance (ESG) issues. Companies are no longer solely focused on economic profitability but must also address how to minimize environmental impact, enhance societal well-being, and ensure fair governance. Investors are increasingly inclined to support companies with strong ESG performance, seeing them as more aligned with the long-term goals of sustainability.

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The scale and number of global ESG investments are showing a growth trend: In 2022, there were significant adjustments in the methodology used in the United States, resulting in a substantial decline in the total sustainable assets in the U.S. The adjustments made in the U.S. are as follows.

1)	Stricter ESG Standards: In 2022, the U.S. Securities and Exchange Commission (SEC) tightened its regulations on ESG funds and investments, requiring more transparent and accurate disclosures to prevent “greenwashing”—where companies or funds exaggerate their environmental or social responsibility efforts. Fund managers must now be more cautious in defining which assets can be classified as ESG, ensuring that these assets meet stricter ESG criteria.

2)	Reclassification of Data: Due to this policy shift, many assets previously included in U.S. ESG investment statistics were excluded from the sustainable investment category, particularly those that only superficially met ESG standards but were less aligned with sustainable development in reality. This reclassification led to a significant decline in the total value of U.S. ESG assets in 2022.

Despite significant impacts from policy adjustments in the United States on the scale of sustainable investment assets domestically, the total amount of sustainable investment in major developed countries worldwide remains above $30 trillion. Moreover, after excluding the specific influences from the United States, the scale of global sustainable investment assets has shown a continuous growth trend in recent years.

Figure 1.1.1 Global Sustainable Investing Assets

Source: Global Sustainable Investment Alliance, Frost & Sullivan

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1.1.2	Digital Transformation of Global Economy

The digital economy refers to a novel economic paradigm that uses digitized knowledge and information as key production factors, digital technology as the core driving force, and modem information networks as vital enablers. It facilitates the deep integration of digital technologies with the real economy, continuously enhancing the levels of digitalization, networking, and intelligence in economic and social systems while accelerating the restructuring of economic development and governance models.

Figure 1.1.2.1 Key Segments of Digital Sector

Source: World Bank, Frost & Sullivan

Note: BPO-ITES = business process outsourcing and IT-enabled services; ICT = information and communication technology

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The digital economy can be categorized into four main components:

1)	Digital Industrialization

This refers to the information and communications industry, which encompasses sectors such as electronic information manufacturing, telecommunications, software and IT services, and the internet industry.

2)	Industrial Digitalization

This aspect involves the increased output and efficiency derived from the application of digital technologies in traditional industries. It includes, but is not limited to, intelligent manufacturing, the Internet of Vehicles, the platform economy, and other integrated new industries, models, and formats.

3)	Digital Governance

This comprises diversified governance mechanisms, characterized by the integration of “digital technology + governance,” as well as digitized public services and related activities.

4)	Data Valorization

This includes activities such as data collection, standardization, ownership confirmation, annotation, pricing, trading, circulation, and protection, among others, focusing on transforming data into valuable economic assets.

Figure 1.1.2.2 The Transition from Data to Data Asset

Source: Frost & Sullivan

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1.2	Global Tokenization Market for Real-World Assets

With the accelerated convergence of technology and finance, Real-World Asset Tokenization (RWA), a financial innovation that digitizes traditional assets into blockchain-based tokens, is attracting widespread attention in the industry. This concept leverages the core capabilities of blockchain technology to modernize traditional financial structures, offering key advantages such as:

Advantages of Asset Tokenization:

●	Real-Time Settlement and Improved Transaction Efficiency

By leveraging smart contracts, asset tokenization enables automated settlements, significantly reducing manual intervention and intermediary processes involved in traditional finance. This drastically shortens transaction cycles and enhances market efficiency.

●	Global and Round-the-Clock Transactions

Blockchain’s distributed architecture supports seamless cross-regional and cross-time-zone transactions. Tokenized assets are not bound by conventional market hours or geographical constraints, enabling trading “anytime and anywhere.”

●	Lower Investment Thresholds

Asset tokenization allows for fractional ownership of traditionally high-value assets (e.g., real estate, fine art), enabling individual investors to participate with smaller capital investments. This democratizes access to investments and broadens participation.

●	Enhanced Transaction Transparency

With blockchain’s immutable and auditable records, asset transactions become more transparent. Market participants can verify details with ease, fostering greater trust and regulatory oversight.

1.2.1	Definition and Classification

A token represents a piece of code on the blockchain that encodes information related to an underlying asset, including attributes, status, transaction history, and ownership. Tokenization is the process of linking the value of an underlying asset (referred to as a Reference Asset) to the value of a cryptographic token. Fundamentally, tokenization enables token holders to exercise legal rights over the underlying asset.

Asset tokenization refers to the process of representing real-world assets-such as real estate, artworks, commodities, stocks, or other valuable properties-as digital tokens recorded and managed on a blockchain network. This process involves converting ownership or rights associated with the asset into digital tokens, which are then stored and transacted on the blockchain.

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Types of Asset Tokenization

●	Off-Chain Real-World Asset Tokenization

This involves digitally representing physical assets in a distributed ledger. Through established agreements, the economic value and rights of physical assets are embedded into digital tokens on the blockchain. While the physical assets remain in the off-chain world, custodial arrangements often ensure the backing of these tokens by the corresponding assets.

Figure 1.2.1.1 Tokenization of Off-Chain Real-World Assets

Source: Organisation for Economic Co-operation and Development (OECD), Frost & Sullivan

●	Native Blockchain Assets

Unlike off-chain tokenized assets, native blockchain tokens are directly created on the blockchain and exist solely within the distributed ledger. Cryptocurrencies such as Bitcoin and Ethereum are examples of native tokens, deriving their value purely from their existence on the blockchain. Similarly, tokens issued during Initial Coin Offerings (ICOs) are native to the blockchain and are not backed by off-chain securities or assets.

Figure 1.2.1.2 Native Blockchain Assets

Source: OECD, Frost & Sullivan

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1.2.2	Evolution ofRWA Tokenization

The development of RWA tokenization can be broadly divided into three stages: Early Exploration, Initial Development, and Rapid Expansion. Each phase highlights advancements in technology, shifts in market demand, and evolving regulatory landscapes.

●	Early Exploration Stage (2017–2019)

2017: Emergence of the Concept

As decentralized finance (DeFi) matured, RWA emerged as a concept for digitizing real-world assets. Pioneering projects such as Polymath and Harbor explored the feasibility of tokenizing securities:

Polymath: Focused on creating a securities token issuance platform to address legal and compliance challenges in tokenization.

Harbor: Developed a compliance framework to enable the secure and lawful transfer of security tokens on the blockchain.

2018: Initial Trials in Commodity Tokenization

Early projects ventured into tokenizing assets like real estate and commodities:

RealT: Tokenized U.S. real estate, enabling global investors to access fractional ownership and rental income, thus showcasing blockchain’s potential for democratizing investments.

2019: Standardization Efforts Begin

TAC Alliance Formation: Established to promote the standardization and interoperability of RWA projects across platforms.

Emerging platforms like Securitize and OpenFinance focused on compliance driven solutions, supporting end-to-end tokenization processes.

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●	Initial Development Stage (2020–2022)

2020: DeFi Integrations and SME Financing

Centrifuge: Facilitated the tokenization of real-world invoices and receivables, allowing SMEs to access financing through blockchain-based solutions.

Leading DeFi platforms like Aave and Compound began accepting RWAs as collateral, broadening DeFi’s asset base.

2021: Integration with DeFi Ecosystems

Centrifuge’s RWA tokens were accepted as collateral within MakerDAO’s lending protocols, enabling users to mint DAI stablecoins against tokenized real-world assets, marking deeper integration between RWAs and DeFi.

2022: Entry of Traditional Financial Institutions

Global giants such as J.P. Morgan and Goldman Sachs initiated research and pilot projects to explore tokenizing assets like real estate and bonds.

The RWA Alliance was established to promote standardization and global adoption of asset tokenization.

●	Rapid Expansion Stage (2023–Present)

2023: Regulatory and Institutional Advancements

Regulatory bodies such as the U.S. SEC and the European Securities and Markets Authority (ESMA) began drafting guidelines for RWA tokenization to ensure compliance and mitigate systemic risks.

Asset managers like BlackRock and Fidelity conducted pilot projects to incorporate tokenization into portfolio management, enhancing liquidity and operational efficiency.

2024 and Beyond: Diversification and Large-Scale Adoption

Public-Private Partnerships: Governments are collaborating with industry players to establish tokenized infrastructures, such as for land rights and public debt management.

Cross-Industry Applications: From real estate and financial assets to supply chain financing and art trading, diverse use cases are building a robust tokenized economy.

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RWA tokenization’s evolution reflects a transformative journey in financial innovation. From exploratory projects to full-scale institutional participation, coupled with regulatory alignment, it is becoming a cornerstone of “Technology + Finance” integration. Driven by regulatory clarity, technical breakthroughs, and market growth, RWAs are set to redefine global capital markets, unlocking unprecedented opportunities for innovation and value creation.

Figure 1.2.2 Development of RWA

Source: Frost & Sullivan

1.2.3	Regulatory and Policy of RWA Tokenization

The regulatory and policy approaches to RWA tokenization vary significantly across regions. The United States emphasizes the securities attributes of RWA tokens, adhering strictly to securities laws like the Howey Test and requiring compliance with transparency and investor protection regulations. The European Union provides a more structured framework through the Markets in Crypto-Assets Regulation (MiCA), focusing on transparency and legal guarantees, particularly for stablecoins and crypto-assets. In contrast, Asia, exemplified by Singapore and Hong Kong, adopts more open policies. Singapore’s Monetary Authority of Singapore (MAS) actively promotes tokenization pilots like Project Guardian, while Hong Kong aspires to be a global hub for virtual assets through its sandbox framework to attract enterprise innovation. Meanwhile, the Middle East, particularly the UAE, advances tokenization through its Virtual Assets Regulatory Authority (VARA) to draw international investors and projects. Across these regions, balancing innovation and compliance remains a shared priority, accelerating the development and application of tokenization technologies.

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●	United States

The U.S. Securities and Exchange Commission (SEC) takes a cautious stance on RWA tokenization, asserting that such tokens may be classified as securities under the Securities Act and the Exchange Act. To ensure compliance, the SEC mandates robust disclosure and registration by issuers. For instance, the SEC’s 2019 “Framework for ‘Investment Contract’ Analysis of Digital Assets” outlines detailed criteria for determining whether a token qualifies as a security. The SEC has also established a dedicated FinHub (Financial Technology Hub) to streamline regulatory efforts and foster industry engagement.

●	Europe

The European Union, through the European Commission and the European Securities and Markets Authority (ESMA), is advancing its RWA tokenization framework. The adoption of MiCA in 2020 set unified regulatory standards for crypto and tokenized assets, addressing issuance, trading, and custody. ESMA has issued several guidelines, including the 2020 Guidelines on Crypto-assets, which detail compliance requirements across various token lifecycle stages. Furthermore, the EU’s Digital Finance Strategy complements these efforts by promoting fintech innovation and enabling the digital transformation of financial markets.

●	Middle East

The Middle East, spearheaded by countries like the UAE, supports RWA tokenization innovation through specialized regulatory bodies such as the Virtual Assets Regulatory Authority (VARA). By fostering regulatory sandboxes and crafting favorable conditions for international projects, the UAE positions itself as a regional leader in tokenized asset development.

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●	Asia

Asian countries vary in their regulatory approaches to RWA tokenization. Singapore’s Monetary Authority of Singapore (MAS) is notably proactive, supporting innovation through sandbox mechanisms and regulatory flexibility. In contrast, China, despite leading in blockchain technology application, adopts a more cautious approach, prioritizing compliance and risk mitigation.

²	Singapore

The MAS facilitates RWA tokenization projects through its sandbox framework, allowing businesses to test new products and services under specific conditions with regulatory exemptions. Additionally, MAS’s Guidelines on Digital Token Offerings provide clear compliance directions for token issuers. Projects such as Project Guardian exemplify the country’s commitment to exploring tokenization in financial markets.

²	China

China emphasizes risk prevention and compliance in RWA tokenization. Following the 2017 announcement by seven regulatory agencies, including the People’s Bank of China, the country banned ICOs (Initial Coin Offerings) and maintained strict oversight of tokenized financial activities.

1.2.4	Current Market Situation of RWA Tokenization

The RWA (Real World Asset) ecosystem is evolving rapidly, with a variety of projects emerging to bring traditional assets onto the blockchain. This field spans traditional financial instruments like tokenized government bonds and securities to more innovative developments, such as tokenized intellectual property. These projects aim to tokenize assets such as private credit, real estate, commodities, and high-value collectibles, showcasing the diverse ways blockchain technology is reshaping asset ownership and transaction methods.

This ecosystem is particularly noteworthy for its potential to transform traditional markets. By enhancing accessibility, liquidity, and efficiency, these projects are redefining how financial markets operate. Whether enabling fractional ownership of premium real estate, offering greater opportunities for art investment, or creating new methods of commodity trading, tokenization is consistently pushing the boundaries of finance and asset management. As the market matures, the integration of traditional finance with blockchain technology is deepening, with stablecoins based on real-world assets serving as a bridge between the two domains. This dynamic and fast-growing ecosystem reflects blockchain’s vast potential to redefine our understanding of assets, their value, and the methods of exchange in the global economy.

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In recent years, the blockchain ecosystem has achieved significant advancements in scalability, security, and interoperability. These technological improvements have dramatically reduced the barriers to applying both permissioned and permissionless ledgers. Enhancements to software development kits (SDKs) and tokenization standards have made it easier for stakeholders to access and implement blockchain technology.

This evolution in infrastructure has paved the way for more real-world assets to enter the blockchain. Major financial market infrastructures like DTCC, Clearstream, and Euroclear are launching tokenization pilot projects, signaling growing acceptance of blockchain in traditional finance. These advancements lay a solid foundation for the tokenization of diverse assets, including real estate and financial instruments. The market size of RWA tokenization is around $1.4 trillion in 2024, and the market size is expected to grow at a rapid speed with about $8.9 trillion in 2028.

●	Current State: Infrastructure Outpacing Market Adoption

Despite rapid infrastructure development, the current situation presents a challenge where technology appears to be ahead of market adoption. While it is now possible to tokenize and fractionalize various asset classes, many industries are still struggling to establish liquid markets around these tokenized assets. This scenario suggests opportunities for innovators to build applications that attract buyers and create demand for tokenized assets, reminiscent of the early evolution of the cryptocurrency sector.

●	Data Accessibility

In the tokenization of real-world assets, the migration of data from centralized infrastructures to blockchain systems poses a significant challenge. Projects like RWA.xyz are focused on improving data accessibility and usability. This transition is crucial yet complex, akin to “changing the engine of a moving car.”

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It requires careful management to ensure the security and continuity of daily operations while implementing new infrastructure.

Oracle networks play a vital role in linking off-chain data with on-chain smart contracts during this process. Projects like Chainlink provide reliable, tamper proof data sources to blockchain networks, ensuring accurate representation and valuation ofreal-world assets. The integration of oracle services enhances the reliability and functionality of tokenized assets, enabling real-time transmission of traditional financial data to blockchain networks. This includes price information, market data, and other critical metrics, enabling smart contracts to execute based on real-world events and conditions. As the RWA tokenization ecosystem matures, oracles are becoming increasingly crucial for maintaining the integrity and utility of these digital assets. Their secure, decentralized data bridges are foundational to building trustworthy markets for tokenized assets.

●	Regulation

Regulation is critical to the promotion and development of RWA tokenization. As the industry progresses, the demand for clear regulatory frameworks that accommodate the unique characteristics ofblockchain assets continues to grow. Major financial institutions are engaging in close dialogues with regulators, which are essential for establishing a balanced regulatory environment that fosters innovation while protecting investors.

Figure 1.2.4 Market Size of RWA Tokenization (Trillion USD)

Source: Frost & Sullivan

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1.2.5	Market Driver of the Industry

●	The Accelerated Development of Blockchain and Big Data Technologies

The traditional asset management sector has long faced numerous issues that have been a source of concern for investors, issuers, and regulators. The lack of transparency in the private market leads to pricing distortions and increased risks; the low liquidity of high-value assets (such as real estate and artworks) results in large amounts of capital being locked up for extended periods; high entry barriers make it difficult for small investors to diversify their assets; and the inefficient processes involving multiple intermediaries slow down transactions, increase costs, and introduce errors. Furthermore, the limited trading hours restrict investors’ ability to respond swiftly to global events, while market opacity creates opportunities for fraud and manipulation. One of the main challenges in the tokenization market is how to measure data assets and reduce costs such as transaction time. In this context, it is necessary to employ relevant technologies to achieve standardized measurements, facilitating transactions. Technologies such as big data, AI, statistical methodology, complex network analysis, and blockchain are all crucial. By utilizing big data platforms capable of processing vast amounts of information, the technology can support the necessary data processing and analysis for asset tokenization. Additionally, the application of advanced statistical methods aids in understanding and modeling the complex systems and relationships within the data, which is essential for accurately representing asset characteristics. Furthermore, AI improves the efficiency of business data application by optimizing decision-making and predictive models, thereby enhancing the overall performance of the tokenization system. In recent years, these technologies have developed rapidly, offering solutions·to these long-standing issues. Through equivalence conversion and increased transaction transparency and security, they have accelerated the development of the tokenization market.

●	Expansion of Asset Scope

In theory, any asset can be tokenized. In addition to traditional financial assets, such as currency, stocks, bonds, commodities, and funds, highly illiquid and customized assets in the real world—such as real estate, artwork, collectibles, bulk commodities, and intangible assets (such as carbon credits and intellectual property)—can all be tokenized. Furthermore, financial assets that are strictly not considered “securities,” such as trade invoices, private loans, or mortgages, can also be tokenized. In recent years, with the increasing importance of sustainability, new opportunities have emerged in the carbon credit market. By settling natural or engineered carbon credits, carbon offsets can be considered an innovative asset class and can also be tokenized.

●	Revolutionary Transformation in Transaction Methods

One of blockchain technology’s most significant breakthroughs lies in its enhanced tradability. It enables 24/7 trading, eliminating the constraints of time zones and reducing reliance on intermediaries. This continuous market activity breathes new life into traditionally illiquid assets. Imagine being able to buy and sell fractional ownership of real estate as easily as trading stocks — this is the transformative appeal oftokenization.

However, the benefits extend beyond transparency and tradability. Blockchain’s programmability, especially through the use of smart contracts, opens new possibilities for asset management and governance. Dividend distribution, voting rights, and other complex processes can be automated, improving efficiency and offering investors new opportunities for engagement. This mechanism effectively addresses the cumbersome nature of corporate action management in traditional systems.

These combined features democratize investment opportunities in unprecedented ways. High-value assets that were once accessible only to wealthy investors can now be divided into smaller, more affordable units. This fractional ownership model not only expands access to assets like artwork and commercial real estate but also enables more investors to build diversified portfolios, breaking down the high barriers that have long excluded smaller participants.

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1.2.6	Industry Risk Analysis

●	Regulatory Uncertainty

The decentralized nature of blockchain often conflicts with existing financial regulatory frameworks, which are generally tailored to centralized systems. This mismatch creates challenges for governments and regulators in defining jurisdictional boundaries, applying existing laws to blockchain-based systems, and enforcing compliance. The situation is further complicated by the global reach of blockchain networks, which often operate across borders. Without internationally harmonized regulatory frameworks, this may lead to regulatory arbitrage, where participants exploit differences in laws across jurisdictions to bypass stricter rules. Additionally, companies face increased compliance complexity as they navigate diverse legal environments, adding to operational and legal risks. These uncertainties can discourage institutional investors and slow the adoption of tokenized assets.

●	Liquidity Risks

Although tokenization holds the promise of enhanced liquidity by fractionalizing high-value assets and enabling broader market participation, this promise is not guaranteed. Limited market scale, particularly in the early stages of tokenized asset ecosystems, may result in insufficient trading volumes, making it difficult for investors to buy or sell their holdings. Furthermore, diminished investor confidence, often due to unclear regulations, platform reliability issues, or market volatility, could exacerbate liquidity problems. For example, a tokenized real estate market may struggle to match the trading activity seen in traditional stock exchanges, leaving participants unable to realize the benefits of faster and easier transactions. The lack of active secondary markets could make assets harder to liquidate and less attractive to investors, counteracting the key selling point of tokenization.

●	Asset Security and Technical Risks

Tokenized assets are susceptible to a range of security and technical vulnerabilities that threaten their safety and reliability. Smart contracts, while powerful tools for automating transactions, are not immune to coding errors, which could be exploited by malicious actors to compromise tokenized systems. Cyberattacks also pose a significant risk, especially for platforms handling valuable real-world assets, as hackers target vulnerabilities in networks, wallets, and exchanges. Additionally, private key mismanagement-whether through loss, theft, or improper storage---can result in irreversible losses for asset holders, given the immutable nature ofblockchain transactions. These risks are compounded by the need for robust infrastructure and cybersecurity protocols, which many emerging platforms might lack. Consequently, ensuring the technical and security resilience oftokenization platforms is critical to building trust and encouraging adoption.

●	Technological and Market Alignment

Tokenizing traditional assets requires bridging the gap between their inherent complexities and the streamlined operation of blockchain systems. Many real world assets, such as real estate, intellectual property, or exotic financial instruments, come with extensive legal, operational, and valuation complexities that are difficult to model in a digital environment. These challenges are compounded by the heterogeneity of asset classes and the need to integrate with existing systems, including legacy financial infrastructures and industry-specific regulations. As a result, certain asset categories may remain unsuitable for tokenization, limiting the scope of adoption. Furthermore, insufficient market readiness-both on the technology provider and investor side-may slow the development and implementation of blockchain-based solutions. For tokenization to succeed at scale, significant efforts are required to align the needs of asset markets with the capabilities of blockchain systems, ensuring efficiency, accuracy, and compliance.

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CHAPTER 2. INTRODUCTION OF DEEPGREENX

2.1	Company Overview

DeepGreenX is an AI-driven commercial infrastructure platform company dedicated to connecting and empowering the value chains of clean energy, computing power, and data. With its exceptional capability as a “universal equivalent medium,” DeepGreenX bridges the gap between financial and logistics systems, enabling comprehensive interconnectivity and seamless asset circulation across multi-dimensional scenarios. The company aims to become a global software-defined virtual connectivity operator and a hyper-scale innovation engine, pioneering new industry paradigms by integrating data acquisition with real-world assets (RWA) to drive future growth and transformation.

2.1.1	Company Business

➢	Tokenization

DeepGreenX uses professional data extraction technologies such as AI Onboarding & PaaS to comprehensively collect and deeply analyze relevant data involved in the business. DeepGreenX uses the Al Green Engine Platform to give the extracted data value attributes through authoritative certification, providing a solid foundation for subsequent assetization. Subsequently, DeepGreenX assists customers in completing the digital transformation of these data assets, and further standardizes them to meet market trading standards and transform them into carbon sinks and data assets with liquidity and tradability. The company uses blockchain technology to convert data assets such as carbon credits into tokens to facilitate customers to trade.

By providing a one-stop service covering data extraction, data assetization, asset digitization to trading, DeepGreenX helps customers tokenize carbon sinks and data assets, and further realizes monetization through token trading and charging part of the rate from them. The company charges corresponding commissions based on the customer’s revenue and income in the transaction. This service process not only increases the market value of customer assets, but also effectively promotes the development of a low-carbon economy, making an important contribution to achieving sustainable economic goals.

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Figure 2.1.1.1 4-Pillar AI PaaS Model: Data Acquisition-to-Datafication to-Productization-to-Transaction

Source: DeepGreenX, Frost & Sullivan

²	Green Logistics Tokenization

DeepGreenX is committed to providing comprehensive green supply chain carbon sink technology and service solutions for various enterprises in the supply chain logistics industry chain. Relying on AI technology and other innovative technical means independently developed by the company, DeepGreenX assists customers including commodity traders and fleet operators to develop and manage green logistics carbon sink assets, helping enterprises to effectively respond to the challenges of global climate change and seize the business opportunities brought by the low-carbon economy. In terms of carbon-saving measures, DeepGreenX provides deep digital transformation services covering the entire process of supply chain logistics. Through precise data analysis and intelligent algorithms, it optimizes fleet route planning, scientifically dispatches transportation resources, and significantly reduces vehicle empty driving rate and roundabout transportation, thereby effectively reducing fuel consumption and carbon emissions. In addition, the company actively promotes the application ofnew energy vehicles in the logistics field, accelerates the electrification process of the logistics industry, and comprehensively reduces greenhouse gas emissions generated by traditional fuel vehicles. At the level of data management and value mining, DeepGreenX uses the massive carbon emission data and operational data generated in the supply chain, combined with advanced data collection, storage and analysis technologies, to build an accurate carbon emission accounting model and operational efficiency evaluation system. These tools not only provide decision-making support for enterprises to accurately locate emission reduction potential links, but also help formulate scientific and reasonable carbon emission reduction goals and action plans. At the same time, by establishing a data sharing and trading mechanism, DeepGreenX further promotes the transparency and credibility of the carbon market, provides reliable data support for carbon market participants, and contributes to the healthy development of the carbon financial market.

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DeepGreenX transforms the carbon reduction results in the entire supply chain of commodity trading into carbon sink assets with market value through tokenization. These carbon sink assets can be directly traded in the carbon market, or further converted into token assets of equal value to achieve more efficient, transparent and secure asset management and trading. In this way, DeepGreenX provides customers with a full-process service from carbon reduction data collection, carbon sink assetization to tokenization and transaction matching. This model not only simplifies the process of traditional carbon sink asset trading, but also improves the traceability of transactions and the integrity of data through the decentralized characteristics of blockchain technology, ensuring the compliance and security of transactions. At the same time, DeepGreenX extracts commissions based on the income generated by customer carbon sink asset transactions, forming a stable source of commercial income. This innovative solution not only helps commodity trading supply chain companies improve carbon reduction performance and achieve green transformation goals, but also expands the application scenarios of carbon sink assets by introducing a tokenization mechanism, injecting new impetus into the standardized development of the carbon financial market and promoting the sustainable growth of the global low-carbon economy.

²	Nature Assets Tokenization

With its unique AI conversion engine, DeepGreenX is committed to converting carbon sink resources generated by natural assets such as forests and oceans into token assets of equivalent value in a fair and transparent manner. The company uses advanced data collection technologies, such as remote sensing technology and geographic information systems (GIS), to conduct a comprehensive inventory of natural assets, and uses proprietary algorithms such as the Universal Value Equivalents Calculator to accurately calculate carbon credits and ecological service values. These data are strictly reviewed by DeepGreenX’s authoritative certification system to give the assets corresponding market values. Subsequently, the company uses blockchain technology to tokenize assets, converting relatively illiquid natural assets in the real world into digital tokens that can be freely circulated, making them feasible for financial operations such as lending, mortgaging and trading, and significantly improving the liquidity and market value of assets. DeepGreenX provides comprehensive services covering the entire life cycle, including asset digitization, data assetization and financialization of digital assets. In order to improve the market liquidity of tokens, DeepGreenX provides standardized token issuance and trading services, connects them to the global carbon market, supports financial operations such as lending and mortgaging, and ensures transaction compliance and the openness and traceability of data throughout the entire process. The dynamic value of tokenized assets is guaranteed by continuous monitoring and evaluation. Owners need to fulfill their ecological protection obligations while enjoying the benefits, achieving a win-win situation of economic benefits and environmental sustainability. This innovative model not only improves the marketization level of natural assets, but also promotes the efficient development of the global carbon market, providing new impetus for low-carbon economy and ecological protection.

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²	Renewable Energy Tokenization

As the world pays more and more attention to sustainable development and carbon neutrality goals, the company issues authoritative renewable energy certificates (RECs) for renewable energy projects through a professional and standardized certification system. These certificates cover a variety of clean energy categories such as wind power, solar energy, hydropower, nuclear fusion and geothermal energy, and fully reflect the green attributes and environmental value of related energy projects. At the same time, the certification system strictly follows the internationally accepted renewable energy standards to ensure the transparency, compliance and credibility of the certificates. Through the certification and issuance of RECs, DeepGreenX further promotes the digitization and tokenization of renewable energy, transforms green energy into digital assets with market-oriented economic characteristics, improves the liquidity and transaction efficiency of green energy assets, and provides a convenient trading platform for enterprises and investors. When enterprises and investors use the company’s platform to trade, they can not only fulfill their social responsibilities and environmental commitments, but also meet regulatory requirements or offset their own carbon emissions, thereby helping to achieve carbon neutrality goals. In addition, the issuance of RECs provides a new source of income for renewable energy developers, forming a virtuous cycle of the green economy. By extracting commissions from RECs trading revenue, the company supports the implementation and promotion of more clean energy projects, accelerates the transformation of the global energy structure to green and low-carbon, and makes positive contributions to achieving sustainable development goals.

2.1.2	Company Innovative Technology

DeepGreenX’s sustainable development digital solution uses cutting-edge technologies such as remote sensing, environmental sensing, social environmental sensing and biosensing to accurately collect real data from green resources (such as carbon credits, renewable energy certificates) and natural resources (including tropical rainforests and forests, lakes/rivers/oceans, farmlands, mountains, polar biodiversity, etc.). These data are efficiently integrated into DeepGreenX’s DMRV solution to build data twins and generate equivalent data assets. Subsequently, these data assets will be imported into the RWA Tokenization Platform, where they will be converted into RWA digital assets through the AI verification engine, strict review and certification by DeepGreenX’s authoritative certification system. Finally, through seamless docking with the world’s top digital financial trading and insurance platforms, these financial products can be traded and tokenized globally.

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Figure 2.1.2.1 Sustainable Development Digital Solutions: Converting Green Resources and Natural Assets into RWAAssets

Source: DeepGreenX, Frost & Sullivan

➢	ECaaS Platform

The ECaaS platform is an IoT operating system platform based on energy and carbon sequestration data, focusing on converting raw data into green digital assets. In the future, it is expected to become a software system that can achieve two-way interconnection of devices without pre-installed hardware. The ECaaS operating system can form reliable application services for scenarios such as energy and transportation by reliably collecting, storing and calculating core digital data. In particular, it creates a digital security identity for trading digital energy and carbon sequestration assets on the public blockchain. By integrating the two core technologies of blockchain and privacy computing, the ECaaS platform has reached a new height in data privacy compliance and production transparency. The dMRVS digital system meets international standards and is recognized by the World Sustainable Development Standards Organization (WSSO) and third-party MRV organizations. The dMRVS digital system runs in a trusted execution environment (TEE), receives encrypted raw data from carbon measurement, and processes it into green digital assets. The ECaaS platform receives encrypted data through the digital twin platform and processes it into compliant and high-value green data assets, providing users with a safe and efficient data assetization solution.

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➢	RWA Tokenization Platform

RWA Tokenization Platform is an innovative infrastructure focused on digital asset tokenization. It aims to transform data assets into real-world assets (RWA) and provide professional RWA rating services. The platform can receive digital assets from existing projects as well as acquire data resources through new projects. Through cooperation with authoritative standard organizations, the platform verifies and authenticates data resources and transforms them into compliant data assets. According to the needs of asset owners, the platform tokenizes data assets and uploads them to designated blockchains. At the same time, RWA Tokenization Platform optimizes RWA pricing through rating services to promote efficient circulation and value release of assets.

2.2	Company’s Advantages and Development Potential

➢	Advanced Technology

DeepGreenX’s core technology, the proprietaiy AI Green Engine, integrates cutting-edge technologies such as environmental sensing, remote sensing, and biosensors to create industry-leading capabilities in data collection, processing, and integration. Through real-time monitoring and precise analysis of natural resources, carbon emissions, and renewable energy, the company provides comprehensive coverage of the entire process from data acquisition to assetization. Notably, the AI Green Engine Platform adds value to the extracted data by certifying it through an authoritative process, thereby providing a solid foundation for subsequent assetization. This technology transforms complex raw data into quantifiable, tradable, and market-recognized compliant digital assets through an authoritative certification process. It not only ensures the authenticity and credibility of the data but also enhances its commercial value and operability, thus driving the standardized development of the green economy. Leveraging its self-developed RWA Tokenization Platform, DMRV system, and ECaaS platform, DeepGreenX has successfully converted carbon credits, natural assets, and renewable energy data into tradable digital assets. These technologies ensure the integrity, security, and efficiency of data throughout the collection, processing, and trading stages, significantly improving the marketability of assets and maximizing their value. This technological foundation provides robust support for the development of the global low carbon economy.

Additionally, the company offers comprehensive support for asset digitization, standardization, and trading through the deep integration of its technical platforms, such as the ECaaS operating system. The ECaaS platform, as the core operating system, ensures a seamless process from asset generation to trading settlement, achieving transparency, security, and traceability in transactions. This not only meets various regulatory requirements but also provides the technical infrastructure for cross-region and cross-market asset circulation.

Through the deep integration of technology and application, DeepGreenX has solidified its leading position in the technology-driven low-carbon economy and created sustainable business value for its partners and clients in the green economic transition.

➢	Powerful Data Integration and Assetization Capabilities

DeepGreenX employs advanced data acquisition technologies, including remote sensing, GIS, and biosensors, to achieve precise collection and integration of data across various fields, including natural resources, bulk commodity trade, and renewable energy. These technologies not only capture vast amounts of raw data but also uncover their potential value, transforming the data into marketable digital assets through strict authoritative certification and standardized processing. By utilizing its self-developed RWA Tokenization Platform and DMRV system, DeepGreenX can efficiently and quickly digitize and trade assets, providing clients with reliable assetization solutions. This robust data processing and assetization capability not only helps clients seize more business opportunities in the low-carbon economy but also lays a solid foundation for the company’s long-term competitive advantage in the carbon market, natural resource protection, and clean energy sectors.

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➢	Innovative Business Model

DeepGreenX has established an innovative business model by leveraging its powerful technology platform and ecosystem to offer end-to-end services in data acquisition, certification, assetization, tokenization, and transaction matching. This has successfully positioned the company as a central hub in the carbon asset trading space. Through its self-developed RWA Tokenization Platform and ECaaS platform, DeepGreenX has enabled the precise data management and efficient conversion of nature-based assets, transforming them into highly liquid and marketable digital assets. This innovation not only significantly optimizes the cumbersome trading process in traditional carbon markets but also opens up new financial and consumption scenarios for carbon sinks and natural assets through tokenization, greatly enhancing their market appeal and application potential.

Through multi-level value chain integration and platform-based operations, DeepGreenX has not only built business synergies but also strengthened its resilience to market fluctuations and policy changes. The company can quickly adapt its focus and expand into new service areas based on market demand, ensuring a diversified revenue structure and sustainable growth. This combination of innovation and flexibility gives DeepGreenX significant potential and strategic advantage in driving global green economy development and achieving long-term profitability.

➢	Ecological Linkage Capability

With years of industry experience, DeepGreenX has built a wide client network and demonstrated excellent ecological linkage capability. By strategically focusing on bulk commodity trade, the company has successfully integrated data and assets from multiple domains, including green logistics, energy resources, and natural resources, into a standardized token ecosystem. In this ecosystem, the company utilizes its self-developed tokenization tools to standardize and digitize carbon sink assets, natural resources, and other green assets, enabling their global market circulation. This not only enhances the market transparency and liquidity of green assets but also creates efficient pathways for stakeholders to enter the low-carbon economy. Additionally, the platform helps corporate clients optimize supply chain management, reduce carbon emissions, and provides more accurate data support and market connections for energy developers and natural resource managers.

This seamless linkage and efficient collaboration across multiple industries make DeepGreenX a crucial engine for global low-carbon economy development. Its innovative ecosystem model meets the green transformation needs of multiple industries and provides strong technical and market support for achieving global carbon neutrality goals, further consolidating the company’s leadership in the green economy sector.

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2.3	Valuation of Company’s Risks

➢	Risk of Impairment of Natural Carbon Sink Assets

Currently, the areas where the company’s natural carbon sink assets are contracted are mainly in Malaysia, which are mainly divided into forest carbon sinks and marine carbon sinks. Natural resource carbon sinks may face uncontrollable natural disasters or changes in national economic policies. If the forest resources in these areas are affected by natural disasters such as fires and insect pests, the marine resources are polluted by ecology, or the national economic transformation leads to the sacrifice of natural resources, these uncontrollable factors may cause the actual value of carbon sink assets to decline, thereby reducing the company’s income from carbon asset management and trading. On the one hand, the company can take a number of measures to reduce such risks, including cooperating with local communities and government agencies to strengthen the protection and monitoring of natural carbon sink assets, and using advanced technology to implement real-time environmental monitoring and disaster prediction to enhance response capabilities, thereby minimizing the impact of potential losses on the economy and ensuring asset safety and business stability. On the other hand, the company can protect the changes in monitored assets by strengthening real time detection of natural disasters, thereby avoiding the risk of improper asset detection.

➢	Risk of Delayed Technology Iteration

The company’s core business relies on cutting-edge technologies such as blockchain, artificial intelligence and big data analysis. If the speed of technology update lags behind or new technologies are not applied in a timely manner, it may weaken market competitiveness and may cause the company to lag behind competitors in the fields of real-world asset conversion, carbon asset management and AI banking. As the market demand for advanced technology continues to rise, if the company fails to maintain innovation, it may face the risk of technological obsolescence. However, by enhancing its technological innovation capabilities, especially through the application ofRWA technology and technical cooperation with external partners, the company ensures that its technology is always at the forefront of the market. In addition, the company adopts a modular architecture design to ensure that key technologies can be flexibly upgraded and replaced, thereby maintaining the cutting-edge nature of technology.

➢	Data Privacy and Cybersecurity Risks

As a company that relies on big data and blockchain technology, DeepGreenX faces the risk of data leakage and cyber-attacks when processing massive amounts of data, which may affect customer trust and business stability. DeepGreenX attaches great importance to data privacy and cybersecurity, and actively takes a series of effective measures to fully protect the security and reliability of the platform. Through the DID wallet, which integrates identity authentication, asset management and value assessment functions, and combines the strict compliance review of AML and CTF, DeepGreenX fully protects the security and compliance of user assets. Its ECaaS platform cleverly integrates blockchain and privacy computing technologies, runs in a trusted execution environment, and ensures the privacy and transparency of data processing. By leveraging the decentralized nature of blockchain technology, the company has effectively improved the traceability and tamper-proof capabilities of data in carbon credit and asset transactions.

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CHAPTER 3. VALUATION OF DEEPGREENX TOKENIZATION PIPELINE

3.1	Revenue Forecast

DeepGreenX’s strategic direction centers on evolving its tokenization business as the core growth engine. It consists of green logistics tokenization, nature assets tokenization, and renewable energy tokenization. Through its integrated suite of services - including certification systems, digitization solutions, tokenization capabilities, and a dedicated trading platform - DeepGreenX monetizes comprehensive tokenization offerings.

Starting from the year 2025, the company anticipates generating revenues from the tokenization business segment. The revenue outlook is supported by signed contracts and framework agreements, providing forward visibility into future cash flows across the tokenization pipeline. These agreements span multi-year terms with recurring revenue structures, enhancing financial predictability. Projected revenue growth is also expected to be driven by an increased adoption of tokenized green asset infrastructure.

Aligned with this strategic vision, DeepGreenX will systematically pivot its business focus toward high-margin value creation and platform innovation. This evolution will harness tokenization to unlock scalable growth across digital infrastructure and green asset ecosystems, driving the following projected revenue over the next decade:

Unit: Million USD	2024A	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Tokenization Business Revenue	-	540.8	2,063.0	4,516.2	7,767.9	11,162.0	13,556.3	16,153.7	19,013.5	22,184.5	25,687.1
DXG Logistics& Commodities Token Revenues	-	5.3	149.8	701.2	1,271.0	1,719.7	2,209.7	2,622.7	2,995.1	3,353.3	3,696.5
DXG REC, Carbon, AI Token Revenue	-	183.6	437.6	859.8	1,122.9	1,449.3	1,849.6	2,334.8	2,916.8	3,607.4	4,418.8
Nature-Based Assets Token Revenue	-	351.9	1,475.6	2,955.2	5,374.0	7,992.9	9,497.0	11,196.1	13,101.7	15,223.8	17,571.8

3.2	Valuation through Discounted Cash Flow Analysis

The DCF valuation method estimates a company’s intrinsic value by forecasting its expected future cash flows and discounting them back to the present value. The underlying principle of DCF is that a company’s worth is derived from its ability to generate cash flow in the future.

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3.2.1	Key Parameter

➢	Gross Profit Margin

Based on the company’s business plan and the operations of industry players, the gross profit margin for the individual business line of the tokenization pipeline is illustrated as below:

Unit:%

Tokenization:
Green Logistics & Commodities Tokenization	25%
Nature-based Assets Tokenization	40%
Renewable Energy Tokenization	25%

➢	Expense Rate

From the expense rate perspective, the company’s current administrative and sales expense rates that are allocated to the corporate level are approximately 0.28%, while the R&D expense rate is around 0.14%. The administrative expense rate is based on the company’s operational performance. Regarding the sales expense, the company has established a variety of partnerships and deployed its customer acquisition strategies, which keeps the required expenses for sales are relatively low. As for R&D expenses, the company already has a certain level of technological accumulation, and by collaborating with institutions and leading technology companies, it requires relatively fewer resources for research and development.

➢	Tax Rate

The company’s core operations are plan to be based in China, North America and Europe. The tax rates range within these regions and countries would be wide. The current Chinese tax rate is 25%. The tax range in North America is around 21% to 30%. The tax range within Europe is around 19% to 25%. Considering the overall tax effect, the tax rate in this valuation model is set at 25%. As the company plans to expand its operations into Africa, where the tax rate is relatively high. However, considering overall business operations globally, the tax rate used in this valuation model of  25% is reasonable.

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➢	Discount Rate

The discount rate for the tokenization pipeline of DeepGreenX reflects the forecasted average rate of return that DeepGreenX tokenization pipeline is expected to pay its debt holders and security holders to finance its assets. In terms of discount rate, the company’s discount rate is slightly higher than that of more mature enterprises. This is primarily because most of the company’s planned business and projected revenues have not been realized yet. Given this consideration, the final discount rate for the tokenization pipeline of DeepGreenX is assumed to be 20% in the neutral scenario, 18% in an optimistic scenario, and 22% in the conservative scenario.

3.2.2	Valuation Result through Discounted Cash Flow Analysis

The sensitivity analysis is conducted on the valuation model. In the optimistic scenario, with a WACC parameter of 18.0%, Frost & Sullivan obtains valuations of $20,092 million, $20,524 million, and $20,991 million for perpetuity growth rates at the lower (4.5%), middle (5.0%), and upper (5.5%) bounds, respectively. In the neutral scenario, with a WACC parameter of 20.0%, valuations of $16,422 million, $16,702 million, and $17,002 million are obtained for perpetuity growth rates at the lower (4.5%), middle (5.0%), and upper (5.5%) bounds, respectively. In the conservative scenario, with a WACC parameter of22.0%, valuations of$13,686 million, $13,874 million, and $14,074 million are obtained for perpetuity growth rates at the lower (4.5%), middle (5.0%), and upper (5.5%) bounds, respectively.

Unit: Million USD

Sensitivity Aanalysis		Optimistic	Neutral	Conservative
	WACC / Perpetity Growth Rate	18.0%	20.0%	22.0%
Conservative	4.5%	20,092	16,422	13,686
Neutral	5.0%	20,524	16,702	13,874
Optimistic	5.5%	20,991	17,002	14,074

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3.3	Valuation through Comparable Company Analysis

The Comparable Company Analysis valuation method, also known as “multiples” or “relative” valuation, involves valuing a company by comparing it to similar publicly traded firms. This market-based approach relies on the premise that companies within the same industry with similar characteristics should trade at comparable multiples.

For DeepGreenX tokenization pipeline’s comparable analysis, Frost & Sullivan selects comparable benchmarks of the tokenization pipeline to achieve a comparable valuation for its operations. For the pipeline, we selected the price-to-sales (P/S) ratios of approximately six comparable companies as reference benchmarks to support the valuation analysis.

➢	Palantir Technologies Inc.

Palantir Technologies Inc. is a highly influential data analytics and software company that has been making significant strides in both the public and private sectors.Founded in 2003 by agroup of visionary entrepreneurs, including Peter Thiel, Alex Karp, and Joe Lonsdale, the company initially focused on helping government agencies analyze complex data to combat terrorism and other security threats. Drawing inspiration from the “seeing stones” in J.R.R. Tolkien’s “The Lord of the Rings,” Palantir’s name symbolizes its mission to empower organizations to “see” and understand data in a more profound way.

Palantir offers two main software platforms: Palantir Gotham and Palantir Foundry. Palantir Gotham is specifically tailored for government and defense applications, enabling intelligence agencies, military organizations, and law enforcement to sift through vast amounts of data from various sources, such as surveillance systems, intelligence reports, and financial records. This platform helps in identifying patterns in criminal activities, predicting threats, and conducting thorough investigations. Palantir Foundry, designed for the commercial sector, empowers businesses across industries like finance, healthcare, and energy. It allows companies to integrate and analyze their data, optimize operations, manage risks, and make more informed strategic decisions. For instance, in the financial sector, Foundry can be used to detect fraud by analyzing transaction data in real-time.

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Over the years, Palantir has experienced significant growth, working with numerous high-profile clients both within the U.S. government and internationally. Palantir has invested heavily in research and development to enhance its algorithms and data-handling capabilities. In 2020, Palantir went public, marking a major milestone in its journey and providing it with additional capital to fuel further growth and expansion. Led by CEO Alex Karp, Palantir boasts a team of highly skilled data scientists, engineers, and analysts. Their combined expertise in data analytics, artificial intelligence, and software development enables the company to develop cutting-edge solutions. Palantir’s influence is far-reaching, as it has not only transformed the way organizations approach data analysis but has also set new standards in the field of data-driven decision-making.

➢	C3.ai Inc.

C3.ai Inc. is a leading provider of enterprise-class artificial intelligence software and services, making a significant impact in the digital transformation space. Founded in 2009 by Tom Siebel, a well-known figure in the software industry with a track record of successful software startups, C3ai was established with the vision of creating a platform that enables organizations to harness the power of AI to solve complex business problems and drive innovation.

At the core of C3ai’s offerings is the C3 AI Suite, a platform that allows enterprises to rapidly develop, deploy, and operate AI-based applications. This suite is designed to be highly scalable and customizable, catering to a wide range of industries. For example, in the energy sector, C3ai solutions help oil and gas companies optimize their operations by analyzing data from sensors across drilling rigs, pipelines, and refineries to predict equipment failures, improve maintenance schedules, and enhance overall efficiency. In the healthcare industry, the platform can be used to analyze patient data, identify disease patterns, and assist in drug discovery.

C3ai’s technology is built on advanced machine learning algorithms and cloud based architecture, enabling seamless integration with existing enterprise systems. This allows organizations to leverage their existing data assets without the need for a complete overhaul of their infrastructure, making the adoption of AI more accessible and efficient. Over the years, C3ai has experienced substantial growth, securing partnerships with major corporations and government entities. These partnerships have expanded its customer base and provided real-world use cases to further refine its technology. In 2020, C3ai went public, a significant step in its evolution that provided the company with additional capital to invest in research and development, sales, and marketing.

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➢	Coinbase, Inc.

Coinbase, Inc., a prominent American publicly traded company founded in June 2012 by Brian Armstrong and Fred Ehrsam, operates a leading cryptocurrency exchange platform that plays a significant role in the global cryptocurrency and tokenization landscape. Named after coinbase transactions, the company has been on a mission to increase economic freedom by making it easier for people to participate in the tokenization economy. Early investments, including a $150,000 cash infusion from Y Combinator and subsequent funding from venture capital firms like Union Square Ventures and Andreessen Horowitz, fueled its growth. Coinbase offers a wide range of services, allowing users to buy, sell, and trade various cryptocurrencies, as well as providing a digital currency wallet for secure storage and features like staking. With a global reach serving customers in over 100 countries and trusted by 245,000 ecosystem partners, Coinbase transitioned to a remote-first operation during the COVID-19 pandemic and has been at the forefront of innovation, recently launching the revolutionary Coinbase Web3.0 protocol. The company adheres to strong compliance programs, including Know-Your Customer (KYC) and anti-money-laundering regulations, and does not trade certain privacy-focused cryptocurrencies like Monero. Led by CEO Brian Armstrong and a large workforce of over 4,500 employees as of 2022, Coinbase continues to shape the future of the cryptocurrency and digital asset space.

➢	HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd., a prominent player in the global cryptocurrency mining and tokenization space, was founded with the aim of accelerating the development of the blockchain sector through traditional capital markets and creating long-term shareholder value. Since its inception in 2017, HIVE has made significant strides, quickly making waves in the industry by completing the acquisition of a digital currency mining data center in Iceland, which had been operational since May of the same year. This facility, with a capacity of approximately 2 MW and equipped with GPU-based mining rigs, marked a significant first step. HIVE continued to expand its footprint in Iceland and ventured into Sweden, gradually building up its mining capacity across Europe.

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Over the years, HIVE has navigated the volatile cryptocurrency and tokenization markets, facing challenges such as suspending cloud mining capacity during periods of worsening market conditions for miners. However, it has also capitalized on opportunities, like acquiring a dedicated cryptocurrency mining operation in Quebec, Canada, with access to 30 MW of low-cost, green power in 2020. This expansion has enabled it to increase its mining efficiency and output, contributing to its standing in the global cryptocurrency mining landscape. With its ongoing growth plans and strategic initiatives, HIVE Blockchain Technologies Ltd. continues to be a key entity in the cryptocurrency and tokenization space.

➢	Marathon Digital Holdings, Inc.

Marathon Digital Holdings, Inc. is a well-known name in the cryptocurrency mining and tokenization sectors, with a significant footprint in the global digital asset landscape. Initially established in 2010 as a Nevada-based technology company, it was rebranded as Marathon Patent Group, Inc. in 2011. However, in 2018, the company underwent a strategic shift, refocusing its business entirely on cryptocurrency mining and changing its name to Marathon Digital Holdings, Inc. This transformation marked its entry into the fast growing and dynamic world of digital assets.

Since its transformation, Marathon Digital has been on a remarkable growth trajectory. In 2020, it took a major step forward by announcing its intention to increase its Bitcoin mining capacity substantially. To achieve this, the company made a series of strategic investments in state-of-the-art mining equipment and data center infrastructure. By the end of 2020, Marathon had a relatively small Bitcoin mining capacity, but through aggressive expansion, it rapidly scaled up. Under the leadership of CEO Fred Thiel, Marathon has a team of professionals with diverse expertise in technology, finance, and blockchain. Fred Thiel brings a wealth of experience in the technology and investment sectors, guiding the company’s strategic direction. The team works together to navigate the complex and often volatile cryptocurrency market. In the highly competitive cryptocurrency mining market, Marathon Digital has managed to stand out. Its consistent growth in mining capacity and strategic initiatives have attracted significant attention from investors and industry observers.

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➢	Galaxy Digital Holdings, Ltd.

Galaxy Digital Holdings, Ltd., a leading financial services firm, has carved out a significant presence in the cryptocurrency and blockchain space. Launched in 2018 by Mike Novogratz, a former hedge-fund manager with extensive experience in traditional finance, the company was established with the goal of bridging the gap between traditional capital markets and the emerging digital asset ecosystem. From its inception, Galaxy Digital has provided a comprehensive suite of services in the digital asset space, operating across multiple segments including asset management, trading, investment banking, and principal investments. In asset management, Galaxy Digital offers a range of investment products to institutional and accredited investors, enabling them to gain exposure to the cryptocurrency market in a regulated and managed way. The trading division actively buys and sells various digital assets, providing liquidity to the market.

Galaxy Digital’s investment banking arm provides services such as capital raising, mergers and acquisitions, and strategic advisory for blockchain-related companies, playing a crucial role in helping many emerging blockchain startups to grow and scale. Through its principal investments, the company has directly invested in a wide range of blockchain and cryptocurrency-related projects, from early-stage startups to more established companies. Under the leadership of Mike Novogratz, Galaxy Digital boasts a team of professionals with diverse backgrounds, bringing expertise from traditional finance, technology, and the cryptocurrency space. This diverse team is well-equipped to navigate the complex and rapidly evolving digital asset market. Galaxy Digital’s global influence extends across North America, Europe, and Asia, where it has played a key role in driving the mainstream adoption of cryptocurrencies and blockchain technology by providing financial services and investment opportunities that are more accessible to traditional investors.

Comparable Companies	Price-to-Sales Ratio[1]
Palantir Technologies Inc.	39.20
C3.ai Inc.	12.20
Coinbase, Inc.	14.50
HIVE Blockchain Technologies Ltd.	3.27
Marathon Digital Holdings, Inc.	11.90
Galaxy Digital Holdings, Ltd.	28.50
Average[2]	16.78
Lower range/Higher range[3]	14.07 /21.26

[1]	The reference date for the P/S ratio is based on January 2025.

[2]	The average P/S ratio calculation excludes both the lowest and highest values.

[3]	The low and high values are calculated separately by averaging the comparable lowest and highest values.

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3.3.4	Valuation Result through Comparable Company Analysis

Frost & Sullivan has chosen to base the valuation on projected 2026 revenue, discounting this future value to the report’s valuation date of January 1, 2025. This approach accounts for the expected revenue growth and provides a more realistic measure of the tokenization pipeline’s potential earnings capacity, offering a forward-looking perspective on valuation. Based on a bottom-up estimation, the sensitivity analysis is conducted on the valuation model. With a discount rate of 20%, Frost & Sullivan obtain valuations of $18,699 million, $22,287 million, and $28,246 million for multiple at the low (14.1), medium (16.8), and high (21.3) bounds.

Unit: Million USD

	Sensitivity Analysis	Valuation (million $)
	Price-to-Sales Ratio
Low	14.1	18,699
Medium	16.8	22,287
High	21.3	28,46

3.4	Valuation Result

Based on the sensitivity analysis of the discounted cash flow method, the valuation range for the tokenization pipeline of DeepGreenX is between $13,686 million to $20,991 million. Based on sensitivity analysis of the comparable company method, the valuation range for the tokenization pipeline of DeepGreenX is between $18,699 million to $28,246 million. Overall, Frost & Sullivan confirmed that valuation range of $13,686 million to $28,246 million is a fair valuation of the tokenization pipeline of the company.

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